EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2016	2015	2014
Basic Earnings per Share	(In thousands, except per share amounts)
Average common shares outstanding	94,219	95,825	95,973

Income available to common shareholders	$132,728	$127,491	$116,750

Basic earnings per share	$1.41	$1.33	$1.22

Diluted Earnings per Share
Average common shares outstanding	94,219	95,825	95,973
Effect of dilutive shares	236	299	329

Average diluted shares outstanding	94,455	96,124	96,302

Income available to common shareholders	$132,728	$127,491	$116,750

Diluted earnings per share	$1.41	$1.33	$1.21